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                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-6893
                                                        edward_delk@vanguard.com



November 30, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission           via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Valley Forge Funds


Dear Mr. Sandoe,

     The  following  responds  to your  comments  of  November 9 and 13, 2007 on
Post-Effective   Amendment  No.  32  of  the   registration   statement  of  the
above-referenced registrant, which was filed on September 27, 2007.

Comment 1:     Prospectus - An Introduction to Vanguard Managed PayoutFunds
----------     ------------------------------------------------------------

Comment: Describe the fact that the Funds may make a 13th distribution as well as additional distributions.

Response:      We have added the requested description.

Comment: Please confirm that Vanguard believes that "[t]he Funds' investment strategies are expected to generate positive long-term returns under most economic and market conditions with a moderate level of risk."

Response:      The referenced sentence has been removed from each Fund Profile.

Comment 2:     Prospectus - Fund Profile - Vanguard  Managed  Payout Real Growth
               Fund
               -----------------------------------------------------------------


Comment: Please clarify the meaning of "combine a variety of asset classes and investments with relatively low or negative historical correlation . . . ."

Response:      The referenced sentence has been removed from each Fund Profile.



Comment 3:     Prospectus  - Fund  Profile -  Vanguard  Managed  Payout  Capital
               Preservation Fund
               -----------------------------------------------------------------


Comment:       Do you believe this Fund can achieve its objective?

Response:      Yes.

Christian Sandoe, Esq.
November 30, 2007
Page 2


Comment 4:     Prospectus - Fund Profile - Summary of Primary Risks
----------     ----------------------------------------------------


Comment: Please mention emerging markets risk within the description of "stock risk."

Response:      The requested description has been added.

Comment: Please describe the extent to which the Managed Payout Funds will invest in "subprime" investments or "subprime" mortgage loans.

Response:      The Managed  Payout Funds are not expected to invest  directly in
               "subprime" investments or "subprime" mortgage loans. In addition, the Managed  Payout  Funds are not  expected to have any material
               indirect   exposure  to  "subprime"   investments  or  "subprime"
               mortgage loans, although they should be expected to invest in stocks and bonds of banks, brokerage firms and other institutions that have exposure to the subprime lending business. As we discussed during our telephone call on November 13, 2007, Vanguard's response to this question is necessarily limited by the fact that we are not aware of any SEC-published definition, or any other legal definition, of a "subprime" investment or a "subprime" mortgage loan as you used those terms.

Comment: Please move the risk disclosure appearing under "Summary of Primary Risks" into each Fund Profile under the heading "Primary Risks."

Response:      This change has been made.

Comment 5:     Prospectus - More on the Funds
----------     ------------------------------


Comment:       Please  state  whether  the  Funds'  investment   objectives  are
               fundamental or non-fundamental.

Response:      The requested statement has been added.

Comment: Under the heading "Security Selection," in the risk flag on asset allocation strategy risk, why do you state that "[e]ach Fund's asset allocation strategy . . . may involve more risk than other funds that invest only in stocks, bonds, and cash"?

Response:      This statement reflects the potential additional risks associated with the use of commodity-linked investments and market neutral investments. Those risks are different from the risks of stocks, bonds, and cash.

Comment: Does the table of "U.S. Commodity Futures Returns" under the heading "Commodity-Linked Investments" present information that is indicative of what the commodity futures market would have looked like prior to the period covered by the table? The period covered by the table seems relatively short compared to the period covered by the table of "U.S. Stock Market Returns" under the heading "Stocks."

Response:      The U.S.  Commodity  Futures  Returns table presents  information about the S&P GSCITM Total Return Index, which is a widely used barometer of commodity futures returns and, more generally,

Christian Sandoe, Esq.
November 30, 2007
Page 3


               commodities activity. We are not aware of another widely used index of commodity futures performance that covers a significantly longer period of time than this index. Because the history of the S&P GSCI Total Return Index is relatively short, however, we have revised the prospectus to add a new table that illustrates the volatility of commodity futures prices as reflected by the prices of physical commodities that are bought "on the spot." The additional table shows the best, worst, and average annual total returns for the U.S. commodity market as measured by the CRB Spot IndexTM over various periods from 1948 through 2006. (This index is a measure of price movements of 22 basic physical commodities whose markets are presumed to be among the first to be influenced by changes in economic conditions.) We are not aware of another widely used benchmark of commodity prices that covers a greater period of time than the the CRB Spot Index.

Comment 6:     SAI - Investment Limitations: All Funds
----------     ---------------------------------------


Comment: Please add disclosure indicating that (i) compliance with the Funds' investment limitations, except for borrowing, is measured at the time securities are purchased, and (ii) any borrowing in excess of the limits imposed by Section 18 of the 1940 Act must be reduced to such limits within three days (excluding Sundays and holidays).

Response:      We have modified the disclosure as follows  (additions  appear as underlined text):

               "Compliance with the investment limitations set forth above is generally measured at the time the securities are purchased. Unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in percentage resulting from a change in the market value of assets will not constitute a violation of such restriction. All investment limitations must comply with applicable regulatory requirements. For more details, see "Investment Policies."


Comment:          Tandy Requirements
------------------------------------
As required by the SEC, each Fund acknowledges that:

               o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-6893 with any questions or comments regarding the above responses and explanations.

                                                             Sincerely,

                                                             Edward C. Delk
                                                             Principal